UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.

1000 East Hanes Mill Road

Winston-Salem, North Carolina 27105

Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Hanesbrands Inc. Employee Benefits Administrative Committee of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP Raleigh, North Carolina
June 27, 2012

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010

Assets
Investment
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$1,201,405	$1,223,392
Receivables
Discretionary Company contribution receivable	117,575	106,589
Other Company contribution receivable	5,163	11,730

	122,738	118,319

Total assets	1,324,143	1,341,711

Liabilities
Payable to Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico	(8,011)	—
Accrued expenses	(567)	(104)

Net Assets Available for Benefits at Fair Value	1,315,565	1,341,607

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(26,541)	(23,490)

Net Assets Available for Benefits	$1,289,024	$1,318,117

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2011	Year Ended December 31, 2010
Investment income
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$31,302	$69,044

Contributions
Company	15,619	135,723
Participants	68,294	61,914

Total contributions	83,913	197,637

Benefits paid to participants	(142,797)	(508,839)
Administrative expenses	(1,511)	(1,001)

Net decrease	(29,093)	(243,159)

Net assets available for benefits
Beginning of year	1,318,117	1,561,276

End of year	$1,289,024	$1,318,117

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010

NOTE A — DESCRIPTION OF PLAN

The following brief description of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible hourly employees of participating divisions and subsidiaries located in Puerto Rico of Hanesbrands Inc. (the “Company”), who have attained the age of 21 and completed 90 days of credited service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document. Contributions are subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”). Although employees were previously permitted to make after-tax contributions, this is no longer permitted and was not permitted during the periods presented.

The Company will contribute an amount equal to 100% of the portion of a participant’s pre-tax contributions that does not exceed 2% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2011 and 2010, the total matching and other contributions by the Company were $33,674 and $29,134, respectively. The Company may also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the years ended December 31, 2011 and 2010, the total discretionary Company contribution was $117,575 and $106,589, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting

Participants’ contributions and amounts received as Company matching and rollover contributions are 100% vested at all times. Vesting in the annual discretionary Company contributions is 100% after completing three years of service, or in the case of termination due to death, disability or normal retirement without regard to years of service.

Investment Options

Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

Forfeitures

If a participant terminates employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions are vested, the unvested amount is forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their annual discretionary Company contribution amounts that were previously forfeited and then the remainder may be used to reduce future Company matching contributions or pay administrative expenses of the Plan.

Forfeited balances as of December 31, 2011 and 2010 were $54,406 and $178,851, respectively. For the years ended December 31, 2011 and 2010, $135,630 and $9,403 of forfeitures, respectively, were used to offset Company discretionary contributions.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).

Withdrawals

Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document.

New Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules were effective for the Plan in 2010, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements that were effective for the Plan in 2011. The adoption of the disclosures effective in 2011 did not have a material impact on the Plan’s net assets or changes in net assets.

Fair Value Measurements

In 2011, the FASB issued new accounting rules providing guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financials instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Plan in 2012. The Plan is currently evaluating the effect that adoption of this guidance may have on the Plan’s net assets available for benefits.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

NOTE B — SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan’s sole investment is an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The HBI Investment Trust’s investments consist of investments in a registered investment company, common stocks, collective trusts and a stable value fund. Investments in a registered investment company and common stocks are valued using quoted market prices. Collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values.

The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2011 and 2010 was approximately 3.12% and 4.05%, respectively. The average yield for the investment contracts for the years ended December 31, 2011 and 2010 was approximately 1.39% and 2.36%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Administrative Expenses

Costs of administering the Plan for the years ended December 31, 2011 and 2010 were paid by the Company, except for certain investment management fees which were paid directly by the HBI Investment Trust or offset against the HBI Investment Trust’s investment returns.

NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST

The Plan’s investments are in the HBI Investment Trust which provides for the investment of assets of the Plan, the Hanesbrands Inc. Retirement Savings Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans”). The interest of each Savings Plan in the HBI Investment Trust is based on that Savings Plan’s participants’ account balances within each investment fund.

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the HBI Investment Trust was approximately 0.24 % and 0.24%, respectively. Investment income relating to the HBI Investment Trust is allocated to the Savings Plans based on the balances invested by each Savings Plan.

The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2011	December 31, 2010

Investments, at fair value
Common stocks	$19,198,414	$22,744,100
Investment in collective trusts	7,016,318	6,038,054
Investment in registered investment company	277,397,728	280,726,527
Stable value fund	201,732,359	198,665,853

Total investments	505,344,819	508,174,534

Receivables	570,766	743,859

Net assets of HBI Investment Trust at fair value	505,915,585	508,918,393

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(11,176,660)	(9,933,423)

Net assets of HBI Investment Trust	$494,738,925	$498,984,970

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010

Interest and dividend income	$13,450,007	$14,015,471
Net appreciation (depreciation) in fair value of investments
Common stocks	(2,478,185)	1,381,019
Investment in registered investment company	(7,268,063)	31,726,424

Net investment income	$3,703,759	$47,122,914

NOTE D — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E — FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2011 and 2010, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of common stocks, collective trusts, a registered investment company and a stable value fund. The fair values of common stocks and a registered investment company are determined based on quoted prices in public markets and are categorized as Level 1.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts valued at net asset values which approximate fair value and are categorized as Level 2. Collective trusts are investment securities valued at net asset values which approximate fair value and are categorized as Level 2. The inputs used in valuing the underlying investments in the collective trusts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.

The HBI Investment Trust did not hold any investments whose value was determined based on unobservable inputs and categorized as Level 3 at December 31, 2011 and 2010. There were no transfers in or out of Level 3 during the years ended December 31, 2011 and 2010. There were no changes during the years ended December 31, 2011 and 2010 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financials instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2011 and 2010, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Hanesbrands common stock	$19,198,414	$—	$—	$19,198,414

Short-term investment fund collective trusts	—	7,016,318	—	7,016,318

Registered investment company:
U.S. bond index funds	22,372,375	—	—	22,372,375
U.S. equity index funds	161,461,098	—	—	161,461,098
Foreign equity index funds	22,050,739	—	—	22,050,739
Target retirement date funds	71,513,516	—	—	71,513,516

Total registered investment company	277,397,728	—	—	277,397,728

Stable value fund	—	201,732,359	—	201,732,359

Total investment assets at fair value	$296,596,142	$208,748,677	$—	$505,344,819

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Hanesbrands common stock	$22,744,100	$—	$—	$22,744,100

Short-term investment fund collective trusts	—	6,038,054	—	6,038,054

Registered investment company:
U.S. bond index funds	20,403,165	—	—	20,403,165
U.S. equity index funds	165,830,942	—	—	165,830,942
Foreign equity index funds	26,887,949	—	—	26,887,949
Target retirement date funds	67,604,471	—	—	67,604,471

Total registered investment company	280,726,527	—	—	280,726,527

Stable value fund	—	198,665,853	—	198,665,853

Total investment assets at fair value	$303,470,627	$204,703,907	$—	$508,174,534

NOTE F — TAX STATUS

By letter dated December 2, 2008, the Internal Revenue Service determined that the Plan and trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan’s management believes the Plan remains in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently undergoing a random audit by the Internal Revenue Service for the 2008 tax period. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE G — PARTY-IN-INTEREST TRANSACTIONS

Certain assets of the HBI Investment Trust were invested in investments managed by State Street at the time such party served as trustee of the HBI Investment Trust; therefore, these transactions qualify as party-in-interest transactions. Certain assets of the HBI Investment Trust were invested in investments managed by ING at the time ING served as recordkeeper of the HBI Investment Trust; therefore, these transactions qualify as party-in-interest transactions.

Approximately 3.9% and 4.6% of the HBI Investment Trust’s net assets as of December 31, 2011 and 2010, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2011 and 2010, the HBI Investment Trust held 878,244 and 895,437 shares, respectively, of Hanesbrands common stock that had a fair value of $19,198,414 and $22,744,100, respectively.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico

Notes to Financial Statements

December 31, 2011 and 2010 – Continued

NOTE H — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$1,289,024	$1,318,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,541	23,490
Amounts allocated to withdrawing participants	—	(18,866)

Net assets available for benefits per the Form 5500	$1,315,565	$1,322,741

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2011 to the Form 5500:

Investment income per the financial statements	$31,302
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,051

Investment income per the Form 5500	$34,353

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2011 to the Form 5500:

Benefits paid to participants per the financial statements	$142,797
Amounts allocated to withdrawing participants at
December 31, 2011	—
December 31, 2010	(18,866)

Benefits paid to participants per the Form 5500	$123,931

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012	HANESBRANDS INC. HOURLY RETIREMENT SAVINGS PLAN OF PUERTO RICO

	By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP